EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2003	2004	2005	2006	2007
EARNINGS
Income Before Income Taxes	$389,430	$306,226	$375,397	$346,967	$417,149
Fixed Charges (as below)	126,168	130,599	125,551	149,017	173,793
Total Earnings	$515,598	$436,825	$500,948	$495,984	$590,942

FIXED CHARGES
Interest Expense	$106,464	$118,685	$103,352	$97,084	$127,352
Credit for Allowance for Borrowed Funds Used During Construction	3,904	4,814	16,399	42,733	36,641
Estimated Interest Element in Lease Rentals	15,800	7,100	5,800	9,200	9,800
Total Fixed Charges	$126,168	$130,599	$125,551	$149,017	$173,793

Ratio of Earnings to Fixed Charges	4.08	3.34	3.98	3.32	3.40